[Syntel Letterhead]

June 30, 2014

Stephen Krikorian

Accounting Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

Washington, D.C. 20549

Re:	Syntel, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2013

Filed February 28, 2014

File No. 000-22903

Dear Mr. Krikorian:

We are in receipt of your comment letter dated May 19, 2014, regarding the February 28, 2014, Form 10-K filing of Syntel, Inc., a Michigan corporation. As discussed with Ms. Laura Veator, we are requesting an additional four (4) business days to respond, for a total of thirty (34) business days from the date of the comment letter. We would like the additional time in order to respond thoroughly through our diligence process. As a result, we would anticipate submitting our response letter by July 8, 2014. Thank you for your consideration and assistance.

Sincerely,

/s/ Daniel M. Moore

Daniel M. Moore

Chief Administrative Officer, General Counsel

     and Corporate Secretary

Syntel, Inc.

Consider IT Done ®

525 E. Big Beaver Rd., Suite 300

Troy, Michigan 48083

Direct Line: 248-619-3508

Fax: 248-619-2894

Email ID: daniel_moore@syntelinc.com